Exhibit 99.1

Farmmi Reports Fiscal Year 2020 Financial Results

•	Achieves Fiscal Year 2020 Net Income Per Diluted Share of $0.05 Compared to a Net Loss of $0.03 Per Diluted Share for Fiscal Year 2019

•	Continues to Grow Customer Base with Another Customer Now Accounting for More than 10% of Revenue

LISHUI, January 29, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced its financial results for the twelve months ended September 30, 2020.

Ms. Yefang Zhang, Chairwoman and CEO of the Company stated, “We are pleased with our team’s business development success in a challenging year, as we achieved positive net income for the year ended September 30, 2020 compared to a net loss last year. By working closely with our customers and supply chain, we tried to reduce the impact of the widespread COVID-19 closures and ongoing business disruptions. This was not an easy task but we were able to stabilize our business, while reducing costs to meet the lower near-term demand level. Longer term, we expect a resumption in growth and are taking actions now to position our company. For example, we continue to diversify our customer base as part of our overall growth strategy, led by the popularity of our healthy, vitamin-rich shiitake and mu er mushrooms. This includes expanding another customer to account for more than 10% of revenue, as we began to utilize our expanded, state-of-the-art production and warehousing capabilities. We believe that in addition to expanding our opportunities at existing customers, our strategy will lead to greater visibility and reduced volatility.”

Ms. Zhang continued: “Having spent the past 20 years managing operations, building long-term customer relationships and establishing a global supply chain, I can say without hesitation that our prospects are brighter today than any time in recent memory. Our competitive position is strong, reinforced by our extensive, high quality agricultural offerings, global brand and track record. Even our physical location in the densely populated, economically strong city of Lishui benefits us given its impressive history of cultivating edible fungi for over 1,800 years, the supportive government, established infrastructure and skilled workforce. We are in the midst of a major shift in dietary priorities, where plant based options are becoming commonplace. Edible fungi have an inherent advantage given their rich flavor, gentle texture and stability conducive to shipping long distances without spoilage, which is ideal as we start to shift more of our revenue outside of domestic China – the world’s largest producer and consumer of edible fungi – into the U.S., Japan, Canada, Israel and other countries.”

Financial Highlights

	For the Twelve Months Ended September 30,
($ millions, except per share and percentage data)	2020	2019	Change
Revenues	$30.17	$30.84	(2.19)%
Shiitake	16.69	17.89	(6.77)%
Mu Er	12.30	11.66	5.51%
Other edible fungi and other agricultural products	1.18	1.29	(8.21)%
Gross profit	4.96	5.42	(8.44)%
Gross margin	16.46%	17.58%	1.12 pp*
Income from operations	$2.10	$3.04	(30.79)%
Interest Expense	0.27	1.20	(77.3)%
Net Income (loss) attributable to Farmmi, Inc.	0.82	(0.31)	1.12
Basic and diluted income (loss) per share	0.05	(0.03)	0.08

*Notes: pp represents percentage points

Revenues

Total revenues for the year ended September 30, 2020 decreased by $0.67 million, or 2.19%, to $30.17 million from $30.84 million for the year ended September 30, 2019. The decrease in sales was primarily a result of reduced total customer orders related to shelter-at-home and travel restrictions imposed by the Chinese government, and lower international sales, which typically have a higher selling price and gross margin, both due to the COVID-19 outbreak. In addition, during fiscal year 2020 the Company lowered the selling prices of some products in an effort to stimulate sales.

Revenue from sales of Mu Er increased by $0.64 million, or 5.51%, to $12.30 million for the year ended September 30, 2020 from $11.66 million for the year ended September 30, 2019, with 1,019 tons sold for the year ended September 30, 2020, compared to 945 tons for the year ended September 30, 2019. Revenue from sales of Shiitake decreased by $1.21 million, or 6.77%, to $16.68 million for the year ended September 30, 2020 from $17.89 million for the year ended September 30, 2019, with 1,354 tons sold for the year ended September 30, 2020, compared to 1,420 tons for the year ended September 30, 2019. Revenue from sales of other edible fungi and other agricultural products decreased by $0.11 million, or 8.21%, to $1.18 million for the year ended September 30, 2020 from $1.29 million for the year ended September 30, 2019, with 43 tons sold for the year ended September 30, 2020, compared to 41 tons sold for the year ended September 30, 2019.

Cost of Revenues

Cost of revenues decreased by $0.22 million, or 0.85%, to $25.20 million for the year ended September 30, 2020 from $25.42 million for the year ended September 30, 2019.

Cost of revenues of Shiitake decreased by $0.76 million or 5.14%, to $14.00 million for the year ended September 30, 2020 from $14.75 million for the year ended September 30, 2019. Cost of revenue of Mu Er increased by $0.61 million or 6.33% to $10.30 million for the year ended September 30, 2020 from $9.69 million for the year ended September 30, 2019. Cost of revenue of other edible fungi and agricultural products decreased by $0.07 million, or 7.37%, to $0.91 million for the year ended September 30, 2020 from $0.98 million for the year ended September 30, 2019.

Gross Profit

Overall gross profit decreased by $0.46 million or 8.44%, to $4.96 million for the year ended September 30, 2020 from $5.42 million for the same period of the last year. Gross profit from sales of Shiitake decreased by $0.45 million or 14.45%, to $2.69 million for the year ended September 30, 2020 from $3.14 million for the year ended September 30, 2019. Gross profit from sales of Mu Er increased by $0.03 million or 1.50%, to $2.00 million for the year ended September 30, 2020 from $1.97 million for the year ended September 30, 2019. Gross profit from sales of other edible fungi and agricultural products decreased by $0.03 million or 10.89%, to $0.27 million for the year ended September 30, 2020 from $0.31 million for the year ended September 30, 2019.

Overall gross margin decreased by 1.12 percentage points to 16.46% for the year ended September 30, 2020 from 17.58% for the year ended September 30, 2019. The decrease in overall gross margin reflects lower sales for the year ended September 30, 2020, as compared to the year ended September 30, 2019, primarily due to the decreased customer orders and lower international sales caused by the COVID-19 pandemic, and the price reductions to stimulate customer orders,.

Expense Reductions

The Company reduced costs to reflect its lower sales level related to shelter-at-home and travel restrictions imposed by the Chinese government due to the COVID-19 outbreak, combined with lower international sales, and targeted reductions in headcount and salaries. Selling and distribution expenses decreased by $0.26 million or 43.68%, to $0.33 million for the year ended September 30, 2020 from $0.59 million for the year ended September 30, 2019. General and administrative expenses decreased by $0.16 million or 8.71%, to $1.64 million for the year ended September 30, 2020 from $1.80 million for the year ended September 30, 2019.

Interest expense was $0.27 million for the year ended September 30, 2020, as compared to $1.20 million for the year ended September 30, 2019. Amortization of debt issuance costs was $1.09 million for the year ended September 30, 2020, as compared to $2.11 million for the year ended September 30, 2019. The decreases were primarily attributable to the lesser interest expense incurred for the senior convertible notes, as the notes were fully paid off in June 2020.

Other Income

Other income was $0.11 million for the year ended September 30, 2020, as compared to other expenses of $1.88 thousand for the year ended September 30, 2019. During fiscal 2020, the Company received a grant awarded from the local government of Lishui City for expanding international business. No such grant was received in fiscal 2019.

Net Income

Net income attributable to common shareholders for the year ended September 30, 2020 was $0.82 million or $0.05 per basic and diluted share, compared to a net loss of $0.31 million or a loss of $0.03 per share for the year ended September 30, 2019.

Financial Condition

As of September 30, 2020, the Company had a cash balance of $0.55 million, with a restricted cash balance of $1.62 million.  As of September 30, 2020, the Company had advances to suppliers of $23.37 million, which were made based on sales orders received or expected to be received in the future months. As of today, approximately $9.62 million, or 40% has been utilized, with the remaining balance expected to be fully utilized by September of 2021. As of September 30, 2020, the Company had an accounts receivable balance of $10.95 million, of which $8.33 million or 76% was collected as of today, with the remainder expected to be collected by March of 2021.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms and other edible fungi. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com

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